EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated March 12, 2010 with respect to the consolidated financial statements and internal control over financial reporting included in the Annual Report of Center Financial Corporation on Form 10-K for the year ended December 31, 2009. We hereby consent to the incorporation by reference of said reports in the Registration Statements of Center Financial Corporation on Form S-8 (File No. 333-135594, effective July 5, 2006), Form S-3 (File No. 333-165068, effective February 25, 2010), and Form S-3 (File No. 333-165071, effective February 25, 2010).

As discussed in Note 14, Center Financial Corporation adopted a new accounting pronouncement in 2008 resulting in a change in accounting method for deferred compensation and postretirement benefit aspects of endorsement split-dollar life insurance arrangements.

/s/ GRANT THORNTON LLP

Los Angeles, California
March 12, 2010